INVEST IN **NODAT**

Unleash the Power of AI for Game-Changing Local Search



Find What You Need.
Nodat
100%
Unleash the Power of AI for Game-Changing Local Search Tailored to You.
70%
www.nodatplace.com
STATISTIC

nodatplace.com   Nashville TN

Female Founder | B2B | Retail | Minority Founder



LEAD INVESTOR

Jeremy Snider

I am investing because I believe in the vision of Nodat. I know the founder is driven and dedicated to the success of the company. I am excited to see what the future holds and feel fortunate to be a small piece of the puzzle. I believe the future is very bright and with many possibilities as we move forward. As things continue to evolve I believe we are on the cutting edge and always looking forward.
This is an exciting time to be a part of the Nodat team for sure.

Invested $5,000 this round

Highlights

1. One of 25 founders selected for Amazon's Inaugural AWS Impact Accelerator for Black founders.
2. Secured Letter of Intent valued at $1.1M in sales and $4M sales pipeline.
3. We are a personalized AI local search app that puts relevant info at your fingertips.
4. Trusted interaction with technology creates better customer experiences.
5. Helped customers generate a 56% increase in first-time customers over our competitors.
6. Providing first-party data in a world without cookies!
7. Protection for businesses as mobile marketing laws become tighter; we meet the needs NOW.
8. Over 250K supporters across social media

Our Team



Aireka Harvell   Co-founder, CEO

Aireka is a high-scale loyalty expert with a decade of experience with AT&T Loyalty Organization where she was tapped to work on the American Express Plenti Loyalty Program that grew 50M subscribers.

After realizing how hard it was to find relevant information in my local area without sharing my data, I became a business owner. I decided to create a safer platform that puts privacy and relevancy first by allowing consumers to voluntarily share their data and opt-in to connect and engage with more relevant local information on their phones.



Vivek Dharmani   Lead Developer for iOS & Android

Vivek has 11+ years as a software developer and consultant specializing in helping communities and councils with viral mobile applications. He graduated with Honors in Software Engineering and has worked with companies in the US, UK, Europe.



Courtenay Rogers   Operations Strategist

Courtenay is an operations and technology executive with over a decade of experience leading brand-building efforts for organizations across multiple industries. She provides underestimated small business owners with operational tools to scale.



Aireka Harvell



Jess Williams   Social Media Strategist



Olivia Thomas

Unleash the Power of AI for Game-Changing Local Search

Leveraging AI & Personalization to Simplify Local Search and Data Sharing Control

Nodat provides personalized searches tailored to your interests, needs, and lifestyle. Say goodbye to generic search results and endless scrolling. Opt-in or opt-out of data sharing and targeting to make the experience truly yours.



The Local Search Problem

💡 Information Overload

Consumers are feeling overwhelmed by the sheer amount of information online.

💡 Irrelevant Results

Generic search engines are like a one-size-fits-all shirt - it might fit, but it doesn't feel great.

💡 Time Consuming

Manually sifting through results is a time-consuming process and is a burden for the user.

Local Search Inefficiency

Information Overload, irrelevant search results, and manual searching can leave users frustrated and disconnected from their local community.

Local search inefficiency occurs when users cannot find relevant information due to too much data, irrelevant search results, and manual searching. Marketers paying for keywords worsens the problem. This leads to frustrated users giving up, which leads to negative effects on local businesses revenue and visibility.

Introducing... SAVANT - Personalized Local Search

🛠 SAVANT - Personalized Local Search

AI Local Agent App: Simplify the search process by leveraging Artificial Intelligence to provide personalized recommendations based on each user's specific needs.

SAVANT is your virtual agent for all things local. Our AI-powered chatbot provides personalized recommendations for businesses, services, and resources that are tailored to your unique needs and interests.



SAVANT by Nodat
"Know it All Local AI Assistant"



"I'm Savant your Local AI "Know It-All"! My job is to learn and protect your personal data, your values, interests and needs and connect you with local businesses and information you **want** to know about."


Find local info relevant to your interests.
Select your Interest
Subcategories
Mexican
American
Bakery
Chinese
Opt-in messaging without sharing your number.
Perfect!
I want to keep you in the know. What is the best way for me to do that? You can choose multiple options.
Email
Text
Push Notification
Reduce time spent searching for things to do.
it's nice to meet you, Aireka!
I'm Savant, and from here on out it's my job to make sure you Nodat!
Engage with more businesses that share your values.
Next,
to help me get to know you better, I need to know more about you. Select the things you value in a local area.

⌛ Why Now?

1. Rising Demand: Consumers are demanding for faster and more personalized efficient search results.
2. Emerging Market: The local market is projected to grow to 8.8B by 2024
3. Untapped Market: There are still many areas and markets where AI technology has yet to penetrate.

Our Competition and How We Beat Them

Local Review & Delivery Apps

Nodat makes it easy for Savant to learn the user's interests and needs to provide personalized local recommendations and local information that cater to their needs without settling for generic results.

Social Media Platforms

Nodat offers transparency & user private data control – the app would give users control over the data they share with the app, and provide opt-in/opt-out control ensuring a higher level of privacy and data control than the competitors.

Family & Friends

With our app's advanced AI capabilities, you'll have access to information that even humans don't know - but you'll only get what you ask for. It's like having a super-powered personal assistant at your fingertips.

Siri & Alexa

Nodat will be easily integrated with other services through third-party apps like WhatsApp to provide users with a more comprehensive and efficient experience.

Revenue Model

Revenue Model B2B & B2C

Subscription-Based　　Advertising-Based　　Data-Based

Users can subscribe for a monthly fee to access premium information.

Our app will allow local businesses to engage and advertise to their our their target audience for a fee.

We will license our Savant API to businesses looking to improve their marketing and sales strategies.

Future Benefits



Accuracy and Relevance

Powerful advanced AI-powered algorithms that provide relevant and accurate search results tailored specifically for the user.



Convenience and Accessibility

Our mobile app brings personalized local search to the fingertips of consumers around the world.



Efficiency and Time-Saving

Our app simplifies the search process and saves users time by providing personalized and accurate search results.

We're attracting the best customers by addressing their problems and concerns:

- They are worried about their privacy
- They are not prioritized in an advertising-first landscape
- They rely on search engines that give them the least viable and actionable results

For businesses, Groupon, Google Maps, Yelp, TapMango, and other similar platforms are complicated, ineffective, and expensive because of small businesses:

- Can't retarget customers that find them.
- They spend more on advertising and discounts than they earn in new revenue.
- Don't see an increase in foot traffic.
- Aren't showing up in the Google Local Pack or the on the first page of the search.


$602K
Bootstrapped from
founders, pre-seed angels, and friends & family and
Backed by:
aws
SUNSET
VENTURES
BETA
BOOM
Nodat
40K+ downloads across both app stores
4K+ DAUs
$168 generated during beta
72% interest from B2B prospects
4 LOIs
5 Trademarks for Nodat, smartNotes, GeoNotes,
smartNotificans, GeoNotifications
Nodat

*Forward-looking projections can't be guaranteed.